Exhibit 12.1
Home BancShares, Inc.
Computation of Ratios of Earnings to Fixed Charges

	Three Months Ended		Nine Months Ended
	September 30,		September 30,		Year Ended December 31,
Exhibit	2011	2010	2011	2010	2010	2009	2008	2007	2006
(In thousands, except ratio's)
Fixed Charges and Preferred Dividends

Interest expense	7,008	8,310	22,036	23,948	32,373	37,391	56,552	70,776	57,949
Capital debt expense Trust Preferred	539	599	1,620	1,796	2,335	2,552	3,114	3,002	2,991
Estimated interest in rent	107	98	328	271	395	318	332	284	261
Preferred dividends (E)	35	625	1,285	1,875	2,500	2,395	—	—	359

Combined fixed charges and preferred dividends ( B )	7,689	9,632	25,269	27,890	37,603	42,656	59,998	74,062	61,560
Less: interest on deposits	5,638	6,319	17,884	17,486	24,302	27,442	45,593	56,232	46,213

Combined fixed charges and preferred dvidends excluding interest on deposits ( D )	2,051	3,313	7,385	10,404	13,301	15,214	14,405	17,830	15,347

Earnings

Pre-tax income from continuing operations	21,936	14,166	62,362	47,520	23,612	38,936	12,036	28,964	23,165
Fixed charges and preferred dividends	7,689	9,632	25,269	27,890	37,603	42,656	59,998	74,062	61,560

Total earnings ( A )	29,625	23,798	87,631	75,410	61,215	81,592	72,034	103,026	84,725
Less: interest on deposits	5,638	6,319	17,884	17,486	24,302	27,442	45,593	56,232	46,213

Total earnings excluding interest on deposits ( C )	23,987	17,479	69,747	57,924	36,913	54,150	26,441	46,794	38,512

Ratio of earnings to fixed charges

Ratio, including interest on deposits (A/(B-E))	3.87	2.64	3.65	2.90	1.74	2.03	1.20	1.39	1.38
Ratio, excluding interest on deposits (C/(D-E))	11.90	6.50	11.43	6.79	3.42	4.22	1.84	2.62	2.57

Ratio of earnings to fixed charges & preferred dividends

Ratio, including interest on deposits (A/B)	3.85	2.47	3.47	2.70	1.63	1.91	1.20	1.39	1.38
Ratio, excluding interest on deposits (C/D)	11.70	5.28	9.44	5.57	2.78	3.56	1.84	2.62	2.51